ICON ECI FUND FIFTEEN, L.P.
100 Fifth Avenue, Fourth Floor
New York, New York 10011

VIA EDGAR

June 1, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Jay Ingram

Re:         ICON ECI Fund Fifteen, L.P.
Registration Statement on Form S-1
File No. 333-169794

Dear Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ICON ECI Fund Fifteen, L.P. (the “Partnership”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-1 to 9:30 a.m. Eastern daylight time on June 6, 2011, or as soon as practicable thereafter.

Pursuant to your letter to the Partnership of November 1, 2010, in connection with this request for acceleration of effectiveness, the Partnership acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ICON ECI FUND FIFTEEN, L.P.

By:  ICON GP 15, LLC, its General Partner

By:           /s/   Joel S. Kress
         Joel S. Kress
         Executive Vice President

cc:  Deborah S. Froling, Esq., Arent Fox LLP